ener**PLUS**

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200 F. 403-298-2211
www.enerplus.com

June 23, 2021

Enerplus Releases its 2021 ESG Report

CALGARY, Alberta – Enerplus Corporation ("Enerplus", or the "Company") (TSX: ERF & NYSE: ERF) today announced the release of its 2021 ESG report, which provides an update on the Company's progress relative to its environmental, social and governance ("ESG") initiatives. Enerplus continues to prioritize ESG focus areas that have the greatest financial impact, or which are operationally important to the organization in reducing risk, enhancing long-term business resilience and profitability, and supporting access to capital. Enerplus' board of directors continues to be actively engaged in the Company's approach to managing ESG issues under a governance framework that provides clear oversight and accountability. The 2021 ESG report is available on Enerplus' website at www.enerplus.com.

Highlights of the 2021 ESG report are provided below.

HEALTH AND SAFETY

- Achieved the best safety performance in the Company's history in 2020, improving lost time injury frequency ("LTIF") by 67% compared to 2019
- Continued focus on keeping employees safe with an ongoing goal of collaborating with employees and peers on safety learnings and to reduce LTIF by 25%, on average, from 2020 to 2023, relative to 2019

GREENHOUSE GAS EMISSIONS MANAGEMENT [1]

- Reduced greenhouse gas ("GHG") emissions intensity by 24% in 2020 compared to 2019, through innovation and operational efficiencies
- Introduced a methane emissions intensity reduction target of 20% by the end of 2022, relative to the 2019 baseline
- Continuing to evolve emission reduction strategies in pursuit of the Company's 2030 GHG emissions intensity reduction target of 50%

[1]   Enerplus' GHG emissions reduction targets address scope 1 and 2 emissions, relative to the 2019 baseline.

WATER MANAGEMENT

- Reduced freshwater use per well completion in North Dakota by 23% in 2020 compared to 2019, by recycling produced formation water in several well fracturing operations, displacing the need for freshwater
- Targeting a 25% reduction in freshwater use per well completion in 2021, on average compared to 2019, in the Company's Fort Berthold operations
- Continuing to target a 50% reduction in freshwater use per well completion corporately by 2025, compared to the 2019 baseline

The Company's ESG performance continues to be integrated into all aspects of its business, as evidenced by its Sustainability-Linked Credit Facility announced on April 29th, 2021. In addition to this, Enerplus continues to establish goals and objectives across its ESG focus areas which are discussed in detail within the report. Enerplus also expanded its ESG focus areas beyond those known to be "material" focus areas, incorporating "emerging" issues, which have the potential to be material to the organization.

Enerplus' report continues to be prepared in accordance with the Sustainability Accounting Standards Board (SASB), Global Reporting Initiatives (GRI) disclosure frameworks and the International Petroleum Industry Environmental Conservation Association's (IPIECA) Oil and gas industry guidance on voluntary sustainability reporting. The 2021 ESG report also includes additional disclosures in alignment with the Task Force on Climate-Related Financial Disclosures (TCFD) recommended guidelines.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Advisory Forward-Looking Information

This document contains certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking information") within the meaning of applicable securities legislation regarding current expectations, estimates and projections about the future, based on certain assumptions made by Enerplus in light of its experience and perception of historical trends. Although Enerplus believes the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Forward-looking information in this document includes statements about pursuing and achieving targets, commitments and ambitions for Enerplus' ESG focus areas and, in particular and without limiting the generality of the foregoing, Enerplus' current plans and 2030 GHG emissions intensity targets, including its 2022 methane reduction targets, Enerplus' expectation regarding its 2021 and 2025 targets for reductions in freshwater use in Enerplus' well completion operations in North Dakota, and its average 2020 to 2023 target regarding LTIF, and Enerplus' ability to achieve its targets, goals and objectives.

The forward-looking information contained in this press release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: in respect of Enerplus' emissions intensity reduction target and reduction in freshwater use in its North Dakota operations, Enerplus' ability to conduct its operations and achieve results of operations as anticipated, including in respect of effectiveness of its operational planning pertaining to its flaring; the successful implementation of Enerplus' proposed or potential strategies and plans to reduce GHG emissions and freshwater use; projected capital investment levels, the flexibility of Enerplus' capital spending plans and the associated source of funding; Enerplus' ability to otherwise access and implement all technology necessary to achieve its current and future GHG and methane emissions and freshwater usage reduction targets, the development and performance of technology and technological innovations and the future use and development of technology and associated expected future results; current commodity price and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; Enerplus' ability to otherwise access and implement all technology necessary to achieve its targets, commitments and initiatives, continuing collaboration with certain regulatory and environmental groups; the accuracy of the estimates of Enerplus' reserves and resources volumes; the continued availability of adequate debt and/or equity financing, cash flow and other sources to fund Enerplus' capital and operating requirements; availability of third party services; and the extent of its liabilities.

The forward-looking information included in this press release involves known and unknown risks, uncertainties and other factors including, without limitation: Enerplus' ability to develop, access or implement some or all of the technology necessary to efficiently and effectively operate assets and achieve expected future results, including in respect of GHG and methane emissions reduction targets, freshwater use reduction and health and safety targets; the development and execution of implementing strategies to meet Enerplus' targets; impediments generally to Enerplus' operations in respect of Enerplus meeting its targets and commitments as they relate to its ESG focus areas; changes, including future decline, in commodity prices; changes in realized prices for Enerplus' products; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from Enerplus' capital spending activities or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties; increased debt levels or debt service requirements; changes in estimates of Enerplus' oil and gas reserves and resources volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; failure to complete any anticipated acquisitions or divestitures; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in the 2021 ESG Report, its most recent quarterly management's discussion and analysis and its annual information form, management's discussion and analysis, and Form 40-F at December 31, 2020).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Enerplus disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

For further information, including financial and operating results and the most recent corporate presentation, please visit www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304